VIA EDGAR AND FEDERAL EXPRESS

August 22, 2012

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:           URS Corporation
Form 10-K for the period ended December 30, 2011
Filed February 27, 2012
File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the follow-up comments in your letter dated July 23, 2012, relating to the Company’s Form 10-K for the year ended December 30, 2011, filed with the SEC on February 27, 2012 and our responses to your comment letters dated July 13, 2012 and May 29, 2012. For your convenience, we have reproduced your follow-up comments in italics below.

Form 10-K for the year ended December 30, 2011

Form 10-K for the year ended December 30, 2011 Risk Factors, page 18

1.
We have read your response to comment 1 in our letter dated June 18, 2012.  Regarding the proposed clarification you intend to include in the risk factor, the “except as may otherwise be disclosed in this Form 10-K” language prevents a reader from knowing whether you currently have any restricted assets and also from knowing the results of the 25% test.  Therefore, as previously requested, please revise this risk factor in future filings to state, if true, that no significant amount of net assets are currently restricted under existing legal and contractual provisions.  Alternatively, quantify the amount of restricted net assets, if material.

Response

We have revised our risk factor as follows:

“Because URS Corporation, the parent company, is a holding company, we may not be able to service our debt if our subsidiaries do not make sufficient distributions to us.

Our parent company has no direct operations and no significant assets other than investments in the stock of our subsidiaries.  Because we conduct our business operations through our operating subsidiaries, we depend on those entities for payments and dividends to generate the funds necessary to meet our financial obligations.  Although there are currently no material legal restrictions on our operating subsidiaries’ ability to distribute assets to us, legal restrictions, including governmental regulations and contractual obligations, could restrict or impair our operating subsidiaries’ ability to pay dividends or make loans or other distributions to us in the future.  Legal restrictions, including state and local tax regulations and other contractual obligations could restrict or impair our subsidiaries’ ability to pay dividends or make loans or other distributions to us.  The earnings from, or other available assets of, these operating subsidiaries may not be sufficient to make distributions to enable us to pay interest on our debt obligations when due or to pay the principal of such debt at maturity.”

In addition, in our next periodic filing we will insert the following sentence stating our current compliance with the Rule 5-04 of Regulation S-X requirements:  "We have determined that our consolidated subsidiaries "restricted net assets" as defined by Rule 4-08(e)(3) of Regulation S-X are less than 25 percent of our consolidated net assets.”

Management’s Discussion and Analysis, page 40 Liquidity, page 66

2.
We have read your response to comment 3 in our letter dated June 18, 2012.  If the $91.9 million of performance-based incentives will not be billed or collected until 2013, then it appears it should be classified as a non-current asset on the December 30, 2011 balance sheet.  Since the impact is material to working capital, please reclassify this amount in future filings.

Response

In response to the Staff’s comment, we will reclassify as non-current assets the unbilled receivables related to the performance-based incentives identified above beginning with our third quarter of fiscal 2012. We note that receivables of this nature are not unique in our industry, but are also not common.  Accordingly, in future periods, we may record no long-term receivables on our balance sheet.

We also will exclude the non-current amounts from our calculation of DSO and the ratio of accounts receivable to revenues, in order to present those metrics to readers in a traditional manner; however, to provide full disclosure, we will also disclose the amount of accounts receivable that are classified as non-current within our discussion of DSO and the ratio of accounts receivable to revenues.

Critical Accounting Policies and Estimates, page 76

3.
We have read your response to comment 4 in our letter dated June 18, 2012.  Based on your latest response and the aggregation requirements under ASC 350-20-35-35 and 280-10-50-11, it is not clear how the increasing EBIT percentages of the GSG component are similar to the other components and can therefore be appropriately aggregated into one Federal Services reporting unit.  Please explain in detail providing quantitative support where necessary.  Please note that the primary requirement in determining whether two or more components of an operating segment are economically similar is their long-term financial performance, and then the various qualitative characteristics outlined by the related guidance. In this regard, you may wish to provide other measures of historical performance of the components, such as revenues, revenue growth rates, gross profits, and gross profit margins.

Response

We acknowledge that the guidance of ASC 280-10-50-11 indicates that quantitative considerations such as long-term financial performance are a primary trait for assessing whether two or more operating segments have similar economic characteristics.  However, we respectfully note that the aggregation guidance provided by ASC 350 indicates that the primary factors to be assessed when determining whether two or more components of an operating segment have similar economic characteristics should be more qualitative than quantitative.  Specifically, ASC 350-20-55-6 states, “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.  That assessment should be more qualitative than quantitative.”

We also acknowledge that ASC 350-20-35-35 requires consideration of ASC 280-10-50-11 in assessing whether components of an operating segment have similar economic characteristics.  However, we also note that, ASC 350-20-55-7 indicates that not all of the factors of ASC 280-20-50-11 need to be met in order for two components to be considered economically similar.  This guidance also clarifies that an assessment of economic similarity need not be limited to the factors contained in ASC 280, identifies specific additional factors that should be considered and allows discretion for additional factors to be considered.  These factors, in the aggregate, provide the framework for determining whether two or more components of an operating segment should be aggregated into one or more reporting units.  These are the factors that we considered in making our determination that the four Federal Services (“FS”) components should be aggregated into one FS reporting unit.  We are providing you with the following summary reflecting our consideration of these factors, to supplement the white paper we provided to you in our previous response dated May 2, 2012.

To determine whether FS components have similar economic characteristics, we first assessed the following aggregation criteria, as outlined in ASC 280:

1)	Similar financial performance

In order to assess the degree of economic similarity of financial performance among FS components, we reviewed their respective actual and projected profit margins over a period of five years.  The table below provides an overview of the profitability of each component using earnings before income tax (“EBIT”) as a financial measure:

EBIT ANALYSIS BY FEDERAL SERVICES COMPONENT
	DML	SET	GSG	GSG w/o performance based fees	ISG/SEIS	Mean	Mean w/o performance based fees	Standard Deviation	Standard Deviation w/o performance based fees
2008	3.5%	6.5%	7.5%	7.5%	9.1%	5.8%	5.8%	2.0%	1.7%
2009	4.4%	6.2%	6.4%	6.4%	8.6%	6.4%	6.4%	1.5%	1.5%
2010	6.6%	6.2%	7.8%	5.3%	8.5%	7.3%	6.7%	0.9%	1.2%
2011	3.7%	6.1%	11.2%	6.9%	5.0%	6.6%	5.4%	2.8%	1.2%
2012 est.	3.5%	N/A	11.9%	6.8%	4.3%	6.6%	4.9%	3.8%	1.4%
Group Average	4.3%	6.3%	9.0%	6.6%	7.1%	6.5%	5.8%	1.7%	1.2%

Note: In 2012 URS re-aligned the SET, ISG, and GSG components.  Portions of the SET component were merged with ISG to form a new SEIS component, and the remainder was merged with the GSG component.  Therefore, there is no separate SET component beginning in 2012.

The table above reflects actual EBIT margins for components within the Federal Services segment for our fiscal years 2008, 2009, 2010 and 2011, and forecast EBIT margins for 2012 using actual EBIT results through July and forecast for the remaining five months.  In the fourth quarter of 2011 and the first half of 2012, the GSG component (GSG) achieved unique project-specific milestones.  As a result, GSG recognized substantial performance-based incentive fees that caused discrete increases in GSG’s margin above its historical levels.  Project performance incentives are recognized upon the achievement of specific milestones, the achievement of which occur (or don't occur) at specific points in time and are not recognized ratably over a project’s life.  These performance-based incentives are attributable to only four of GSG's portfolio of hundreds of contracts.  For these four contracts we have achieved, or expect to achieve by the end of 2015, all of the available performance milestones.  Once the timeframes applicable to these remaining milestones have passed, GSG's existing contracts will not entitle us to future significant incentives, and we do not expect future contracts to contain similar amounts of incentives.  Accordingly, we believe the GSG EBIT margins will return to levels more similar to those we realized in years prior to 2011.  Our expectation that GSG’s margins will normalize in the foreseeable future is supported by the earning potential of the contracts in the current GSG contract backlog and the margins GSG expects to earn from current GSG business proposals expected to generate future business.  While we acknowledge that there are differences among the EBIT margins of the components within our FS segment, we believe over the long term the GSG margins will be substantially similar to the other components.  There will be a reasonable level of long-term economic similarity when considered in the context of all factors addressed in this response letter.

2)	The nature of products and services

As disclosed in the 2011 URS 10-K, the FS segment operates predominantly within the Federal market sector.  All FS components provide virtually the same range of project life-cycle services, which include the following:

Services Provided by Federal Services Components
Services	DML	SET	GSG	ISG
Program Management	√	√	√	√
Planning, Design, and Engineering	√	√	√	√
Systems Engineering and Technical Assistance	√	√	√	√
Construction and Construction Management		√	√
Operations and Maintenance	√	√	√	√

As portrayed in the matrix above, FS components provide a portfolio of similar services.  All FS components use labor as their primary resource in creating value from which the components earn revenue.  FS components provide services to all branches of the military under the General Services Administration (“GSA”) schedule.  The GSA schedule standardizes terms, labor categories, and the labor rates available to the components, depending on the type of service requested.

Thus, we believe the nature of these services is similar across all FS components.

3)	The nature of the production processes

4)	The methods used to distribute their products and services

The FS vehicles and processes for delivering services to its customers are consistent among all of the FS components.  As mentioned previously, the primary business of all FS components is to provide labor hours to perform customer-directed work, and providing labor is the chief method of service delivery for all FS components.  These labor hours are incurred according to customer-directed criteria and provided under the terms of either a cost-reimbursable, fixed-price or time-and-materials arrangements.  All components provide their primary service (i.e., labor hours) using some version of these three contractual arrangements on an individual project basis by our customer.  The same federal customer or government agency may also be simultaneously served by more than one of our FS components, yet the nature of the services being provided remains similar.  For example, in one of our current agreements, the GSG component provides operations and maintenance (“O&M”) services to the US Army under a cost-reimbursable arrangement, while DML also provides O&M services to the US Army, but under a fixed-price arrangement.  The components of our FS segment have the ability to deliver services using any of the three contract types, for one of our four major customers (as described in Factor 5) below) providing the services referenced  in Factor 2 above.

Additionally, we deploy common project management tools and techniques to serve FS customers.  The FS project management framework is conveyed through our Business Management Training Program (BMTP), which provides a standardized training regimen relied upon by all FS components to equip them with the skills needed to meet all customer requirements.  In order to deploy FS resources, we manage all employees from a common human resource management system, which serves as the basis for identifying and assigning human resources to customer projects based on their experience and qualifications.  FS policies promote the sharing of internal labor resources among the components in order to maximize economic performance.

We believe the similar contracting approach, uniform services delivery methods and the sharing of resources from multiple FS components to fulfill one customer contract, all demonstrate significant similarity of the FS components.

5)	The type or class of customer for their products and services

The FS components’ customers are predominantly agencies within the four branches of the US military including the Army, Air Force, Navy and Marines.  Although not every component may have a relationship with all four branches, each component possesses significant sources of revenue from several of the branches of the military.  From a business development perspective, each FS component pursues business from each branch of the US military.  There are no company constraints or reporting incentives that would preclude a component from pursuing business with any particular branch of the military.  Therefore, the component customer base is shared, focused and within the marketing scope of each component.  The recent federal budget reductions related to defense spending also have a similar potential impact on each of the FS components.

We believe this factor further indicates economic similarities among FS components on the basis of their reliance on either the same or similar customers.

6)	The nature of the regulatory environment

FS components are subject to uniform regulatory environments. As US government contractors, all FS components are subject to regulation and oversight by the Defense Contract Management Agency, an agency within the US Department of Defense.  As such, we must comply with Federal Acquisition Regulation and US Cost Accounting Standards.  The FS components also use common business systems, policies and procedures, and management oversight to ensure compliance with these regulations.

We believe the shared regulatory environment in which all FS components operate and the methods used to ensure compliance with these regulations indicate economic similarity.

Our assessment of economic similarities also includes consideration of the following four criteria noted in ASC 350-20-55-7:

7)	The manner in which an entity operates its business and the nature of the operations

Please see the discussion above for the various aspects of the FS component businesses and how they operate.  As mentioned in Factors 2) and 4) above, all FS components use labor as their primary resource in creating value from which the components earn revenue; identifying, developing, and assigning labor resources in an efficient and effective manner is the principal mission of all FS component operations.  In addition, FS leadership is measured against annual financial goals for the entire FS segment, and the incentive compensation for the chief decision maker of each component is based upon the financial performance of all four components, not just the financial performance of the component they manage.

8)	Whether goodwill is recoverable from two or more component businesses working in concert

The efforts of the FS components to work in concert to pursue business opportunities support our belief that goodwill would be recoverable from the FS segment as a whole.  In response to an increasingly competitive federal marketplace, management continues to pursue business opportunities that will utilize cross-component collaboration in order to execute large bundled service offerings.  In order to meet the demand for the suite of services demanded by these bundled service offerings, FS assigns available resources from any component, as they all possess a range of skilled workers and are capable of performing many, if not all, of the services required.  The economic performance driven by cross-component collaboration is in most cases more financially advantageous to the FS segment and remains a fundamental business strategy.

We believe that due to increasingly combined efforts to pursue business opportunities, our goodwill is largely recoverable from our FS components working in concert.

9)	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

FS components share assets and other resources to conduct business.  Specifically, these assets and resources include the following:

•	Human Capital – As discussed in Factor 7, the FS components rely on a shared workforce that possesses complementary qualifications and skills.

•
Brand Name – FS components pursue business under a singular “URS Federal Services” trade name.  The respective FS components do not market themselves using distinctive brands to focus their marketing efforts.

•	Customer relationships – FS components leverage and realize the benefits from using, existing customer relationships, contract vehicles and past performance to generate new business.

•	Real Estate – Office space used to house, develop, manage and serve FS customers is shared among the components’ personnel.

•	Business Systems – Business systems for program management, transactional processing, financial reporting and regulatory compliance are shared among the FS components.

FS general and administrative (G&A) expenses which include the costs to provide senior level management, human resources, accounting, legal and business development/marketing support are pooled and supportive of all the FS components.  The financial performance of each member component influences the absorption of the G&A expenses.  This sharing of FS G&A highlights the enhanced economic relationship among components.  For example, the GSG component G&A cost absorption is impacted by the labor base performance of the DML and SEIS components; the base performance of one component directly impacts the financial performance of another component.  This correlative relationship indicates a significant degree of economic similarity and interdependence of the component businesses.

10)	Whether the components support and benefit from common research and development projects

This factor is not applicable to URS.

Based on our review of the guidance referenced above and our evaluation of the factors noted therein, we continue to believe the weight of the evidence supports our conclusion that the Federal Services component businesses possess similar economic characteristics and should be aggregated into a single reporting unit.

If you have any additional questions, please feel free to call me at (415) 774-2752.

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President and Chief Accounting Officer
URS Corporation

cc:

Tom Hicks
Vice President and
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728